UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

IBERDROLA, S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Iberdrola, S.A.

(Name of Person(s) Furnishing Form)

American Depositary Shares and Ordinary Shares

(Title of Class of Subject Securities)

ADRs CUSIP: (450737101)

Ordinary Shares ISIN: (ES0144580Y14)

(CUSIP Number of Class of Securities (if applicable))

Mr. Mikel Arrieta Garramiola

Iberdrola, S.A.

C/ Cardenal Gardoqui, 8

48008 Bilbao

Telephone: +34 94 466 43 60

Copies to:

Mr. Juan Manuel de Remedios

Latham & Watkins LLP

C/ María de Molina 6

28003 Madrid

Telephone: +34 91 791 5016

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 30, 2011

(Date Tender Offer/Rights Offering Commenced)

Item 1.	Home Jurisdiction Documents

Exhibit Nº 1: Registration of the merger between IBERDROLA, S.A. (as absorbing company) and IBERDROLA RENOVABLES, S.A. (as absorbed company) with the Commercial Registry of Vizcaya.

Item 2.	Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, is included in Exhibit Nº 1.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed by Iberdrola, S.A. with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on April 29, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Mr. Mikel Arrieta Garramiola

Authorized signatory

(Name and Title)

July 8, 2011

(Date)

Exhibit Index

Exhibit Number	Description

Exhibit 1	08/07/11 – Exhibit Nº 1: Registration of the merger between IBERDROLA, S.A. (as absorbing company) and IBERDROLA RENOVABLES, S.A. (as absorbed company) with the Commercial Registry of Vizcaya.